Checkpoint Systems, Inc.
Worldwide Corporate Headquarters
101 Wolf Drive
Thorofare, NJ 08086

Bryan T. R. Rowland
Associate General Counsel and Corporate Secretary
Direct. 856-384-3111
Tel. 800-257-5540
Fax: 856-848-5297
bryan. rowland@checkpt.com

April 19, 2013

Privileged and Confidential

Via E-mail

Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5546

Re:                      Checkpoint Systems, Inc.
Form 10-K for the Fiscal year Ended December 30, 2012
Filed March 5, 2013
File No. 1-11257

Dear Ms. Blye,

This letter sets forth the responses of Checkpoint Systems, Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission to the above-referenced filings, received by letter dated March 22, 2013.  For your convenience, we have set forth each of the Staff’s original comments in bold immediately preceding the Company’s response.

General

1.
In your letters to us dated December 14, 2009 and January 21, 2010, you discussed prior sales of your products to Syria.  In addition, you identify on your website a contact person for the Middle East and Africa, and you specifically identify Syria as one of the countries you serve in that region.  As you know, Syria is designated as a state sponsor of terrorism by the State Department, and is subject to U.S. economic sanctions and export controls.  Sudan, located in Africa, also is designated by the State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls.  Your Form 10-K does not include disclosure about operations related to Syria or Sudan.

Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
April 19, 2013

_________________________________________

Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria or Sudan, whether through direct or indirect arrangements, since the referenced letters.  Your response should describe any products, materials, components, equipment, technology, or services you have provided into Syria or Sudan, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response:

Since 2009, the Company has had a policy in place prohibiting the sale of goods or other materials by it or its subsidiaries into Syria or Sudan.  In response to the above comment, the Company conducted an internal review of its operations.  Based on this review, the Company has determined that it has not engaged in, approved or supported any exports, directly or indirectly, of products, materials, components, equipment, technology, or services to Syria or Sudan (together, the “Listed Countries), since the time of the above-referenced letters.

The Company’s business consists solely of providing products and services to customers or distributors in the retail industry.  To the Company’s knowledge, no sales were made to any government entities, and neither the Company nor its subsidiaries has any arrangements or contacts with the governments of the Listed Countries or with entities controlled by those governments in connection with or related to any sales of products or services.  The Company maintains policies, procedures, and internal controls to ensure that no sales are made into Syria or Sudan.

The above comment refers to a page on the Company website which lists the contact information for Company employees serving a particular country or region.  Due to a clerical oversight, Syria was, up until recently, one of the countries listed on that page for the “Middle-East, Africa” region.  The Company does not do business in Syria, and the reference to Syria has since been removed.

The table on the following page sets forth information concerning the revenues associated with the Listed Countries.

Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
April 19, 2013

_________________________________________

(dollar amounts are in thousands)

	For the fiscal year ending December 26, 2010	For the fiscal year ending December 25, 2011	For the fiscal year ending December 30, 2012
Total Net Revenues	$716,451	$763,749	$690,789
Total Sales to the Listed Countries
Syria Sales	$0	$0	$0
As % of Total MEA Sales(1)	0%	0%	0%
As % of Total Net Revenues	0%	0%	0%
Sudan Sales	$0	$0	$0
As % of Total MEA Sales	0%	0%	0%
As % of Total Net Revenues	0%	0%	0%
(1)	MEA refers to the Middle East/Africa region

The Company believes that its disclosures provide all the information that a reasonable investor would consider material when making an investment decision.  Because the Company does not conduct any operations related to Syria or Sudan, the Company’s Form 10-K does not include any disclosures related to either of these countries.  The Company has implemented policies and procedures to prevent it and its subsidiaries from making any sales to the Listed Countries or maintaining any contacts in those countries.  The Company is confident that the steps it has taken have successfully prevented any sales to the Listed Countries or the development of any contacts or arrangements with those countries and will continue to do so in the future.

Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
April 19, 2013

_________________________________________

2.
Please discuss for us the materiality of any contacts with Syria and Sudan you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response:

Please refer to the Company’s response to comment 1 above.

*           *           *           *           *
Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (856) 384-3111.

Sincerely,

/s/ Bryan Rowland
Associate General Counsel and Corporate Secretary